UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021

Filed pursuant to Rule 3 of Regulation BW

Dated:  March 31, 2006

The following information regarding the U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2005) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a)                        U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021.

(b)                       The interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

7.25% x N/365 x Authorized Denomination

Where:

“N” is the total number of days in respect of each relevant Interest Period on which the Determination LIBOR Rate is within the Accrual Range.

“Determination LIBOR Rate” for any day in the Interest Period means 6 month US$ LIBOR, being the rate for deposits in U.S. Dollars for a period of six months which appears on the Moneyline/Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth New York and London Business Day prior to each accrual date.

“Accrual Range” means for each Interest Period within the period from and including April 12, 2006 to but excluding April 12, 2021 equal to or greater than zero per cent. but less than or equal to 7.00 per cent.;

Rounding

In applying the formula described above in respect of the Interest Amount, the result of:

7.25% x N/365

shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on April 12 and October 12 of each year commencing on October 12, 2006 and ending on the April 12, 2021.

(c)                       Maturing April 12, 2021. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)                      Notes are callable by the Bank at par on each April 12 and October 12, commencing on April 12, 2007 and ending on October 12, 2020, with 10 London and New York business days notice.

(e)                       Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)                         Not applicable.

(g)                      No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)                      See Prospectus, pages 6-10.

(i)                          Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

Item 2. Distribution of Obligations

The Bank will enter into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the “Manager”), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about April 12, 2006.

The Terms Agreement shall provide that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD 10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

None